Exhibit 99.1

ChinaEdu Corporation’s Board of Directors Establishes Special Committee to
Evaluate ＂Going Private＂ Proposal

BEIJING, July 11, 2013 /PRNewswire/ -- ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the "Company"), a leading online educational services provider in China, today announced that its board of directors has established a special committee (the "Special Committee") to consider the non-binding proposal letter, dated June 20, 2013, from Ms. Julia Huang, executive chairman of the board of directors of the Company and Mr. Shawn Ding, CEO of the Company (collectively, the "Buyer Parties"), to acquire all of the outstanding ordinary shares of the Company not currently owned by the Buyer Parties and certain other shareholders of the Company who may join the Buyer Parties (the “Proposed Transaction”).

The Special Committee is composed of the following independent directors of the Company: Messrs. Samuel Yen, Min Fan and Tianwen Liu. Mr. Yen will be the Chairperson of the Special Committee. The Special Committee has retained Ropes & Gray LLP as its legal counsel and Houlihan Lokey (China) Limited as an independent financial advisor to assist its evaluation of the Proposed Transaction and any potential alternative transactions. The board of directors cautions the Company's shareholders that no decisions have been made by the Special Committee with respect to the Company's response to the proposal and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 13 universities, ranging from 15 to 50 years in length. The Company has also entered into technology agreements with 8 universities. Besides, ChinaEdu performs recruiting services for 23 universities through a nationwide learning center network.

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Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 10 8418-7301
E-mail: simon@chinaedu.net

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